[Sullivan & Cromwell LLP Letterhead]
Via EDGAR
January 17, 2006

Mr. Mark Webb,
Legal Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Thomas Weisel Partners Group, Inc.
Registration Statement on Form S-1
File No. 333-129108

Dear Mr. Webb:
     On behalf of our client, Thomas Weisel Partners Group, Inc. (the “Company”), we have set forth below the Company’s responses to the comments contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 23, 2005, relating to Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form S-1 (File No. 333-129108) (the “Registration Statement”) filed by the Company on December 13, 2005. The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 includes the Company’s responses to the Staff’s comments, as reflected in this response letter and prior telephone conversations we had with the Staff, as well as certain updating information, including an audit report on the Company’s financial statements as of and for the nine months ended September 30, 2005 and conforming changes resulting therefrom.
     Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement. The Company also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Registration Statement, and that

Mr. Mark Webb
the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.
General
1.	It appears that Thomas Weisel may be relying on the exception provided by section 3(c)(2) of the Investment Company Act of 1940 (the “1940 Act”) so as to not register as an investment company. Please indicate whether this is true and clarify whether Thomas Weisel is relying on an opinion of counsel with regard to its status under the 1940 Act.
     The Company supplementally advises the Staff that it has concluded, in consultation with counsel to the Company, that it is not required to register as an investment company based on the exception provided by Section 3(c)(2) of the 1940 Act. The opinion of counsel to be delivered in connection with the completion of the Company’s initial public offering is expected to include an opinion with regard to the Company’s status under the 1940 Act.
2.	The registration statement indicates that Thomas Weisel’s revenue consisted of income from brokerage, investment banking, asset management and interest. In describing the brokerage revenue, the notes to the financial statements indicate that the “majority” of brokerage revenue was derived from commissions but that some revenue also was generated from fees paid for advisory services. In describing the investment banking revenues, the notes indicate that some of the revenue was generated from underwriting and some from fees earned as a financial adviser in mergers and acquisitions. Please describe in detail the portion of the revenue that is attributable solely to brokerage and underwriting and the portion that is attributable to advisory services, including in regard to mergers and acquisitions.
     The Company has revised the disclosures on pages 44 and F-8 in response to the Staff’s comment.
3.	It appears that Thomas Weisel’s assets consist of more than 40% securities (exclusive of cash). Please (a) describe the following assets in more detail, and (b) explain how they are treated under your 1940 Act status analysis. Specifically, please explain whether (and how) the following assets are devoted to the business of underwriting and distributing securities issued by other persons, selling securities to customers, acting as broker, and acting as market intermediary:

Mr. Mark Webb
(a)	“Securities owned — at market value”

(b)	“Receivable from clearing broker”

(c)	“Investments in partnerships and other securities”
     The Company supplementally advises the Staff that “Securities owned — at market value” at September 30, 2005 consisted of approximately $17.6 million of equity securities and $42.1 million of convertible bonds. These securities generally represent long positions in trading instruments held by Thomas Weisel Partners LLC (“TWP”), the Company’s broker-dealer subsidiary. These securities are held in connection with TWP’s institutional brokerage business, which comprises institutional sales, sales trading and trading, and include securities pledged as collateral with TWP’s clearing broker relating to such business. These securities are held primarily to facilitate customer trading activities, manage market risk and meet financing objectives in the ordinary course of TWP’s business as a registered broker-dealer. “Securities owned — at market value” are discussed in Notes 2 and 4 to the consolidated financial statements included in the Registration Statement. The Company believes that the assets reflected in the line item “Securities owned — at market value” are devoted to the business and related activities contemplated by Section 3(c)(2) of the 1940 Act.
     TWP clears customer transactions through its clearing broker, which receives and executes customers’ instructions, prepares trade confirmations, settles the money related to the trades and arranges for the physical movement of the securities, among others. The amount receivable from the clearing broker relates to such transactions and may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from the clearing broker relating to open transactions, good-faith and margin deposits, and commissions and floor-brokerage receivables. At September 30, 2005, “Receivable from clearing broker” was approximately $26.7 million. “Receivable from clearing broker” is discussed in Notes 2 and 14 to the consolidated financial statements included in the Registration Statement. The Company believes that the assets reflected in the line item “Receivable from clearing broker” are devoted to the business and related activities contemplated by Section 3(c)(2) of the 1940 Act.
     “Investments in partnerships and other securities” at September 30, 2005 consisted of investments in private equity investment partnerships of approximately $37.1 million, investments in traded securities investment partnerships of approximately $3.0 million and other securities of approximately $3.1 million. “Investments in partnerships and other securities” is discussed in Notes 2 and 6 to the consolidated financial statements included in the Registration Statement.
     As provided in Section 3(c)(2) of the 1940 Act, any person “primarily engaged in the business of underwriting and distributing securities issued by other persons, selling

Mr. Mark Webb
securities to customers, acting as broker, and acting as market intermediary, or any one or more of such activities, whose gross income normally is derived principally from such business and related activities” is not an investment company within the meaning of the 1940 Act. For the nine months ended September 30, 2005 and the three years ended December 31, 2002, 2003 and 2004, the Company’s investment banking and brokerage businesses represented 85% or more of its net revenues for each of these periods. The Company believes that its gross income is derived principally from the business and related activities contemplated by Section 3(c)(2) of the 1940 Act and, as such, it is not an investment company within the meaning of the 1940 Act.
Selected Consolidated Financial And Other Data — Pro Forma, page 40
4.	Delete the presentation of pro forma diluted net income per share as adjusted for this offering, pro forma diluted common shares as adjusted for this offering and pro forma stockholders’ equity as adjusted for this offering for the year ended December 31, 2004 and the nine months ended September 30, 2005. In the alternative, present pro forma diluted earnings per share adjusted for the issuance of common stock related to the exchange of all of the company’s Class A members’ interests and all of the company’s redeemable convertible preference stock.
     The Company has revised the disclosure on page 41 in response to the Staff’s comment.
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations
Operating Expenses And Employees — Non Compensation Expenses
Nine Months Ended September 30, 2005 versus September 30, 2004
Years Ended December 31, 2004, 2003 and 2002, page 50
5.	Revise the discussion of the amount and percentage of the decline in occupancy and equipment expenses to reflect the information presented in the consolidated financial statements.
     The Company has revised the disclosures on page 52 in response to the Staff’s comment.
Principal and Selling Stockholders, page 94
6.	Please revise to state that the selling shareholders may be deemed to be underwriters.
     The Company has revised the disclosure on page 98 in response to the Staff’s comment.

Financial Statements
Consolidated Statements of Operations, page F-4
7.	We note your response to prior comment number 32. Please revise to provide pro forma tax, compensation expense and EPS data on the face of the historical statements for the latest year and interim period.
     The Company has revised the disclosure on page F-4 in response to the Staff’s comment. As requested by the Staff, the Company has also revised the disclosure on page F-30 to add Note 19 to the consolidated financial statements included in the Registration Statement that explains the basis for the pro forma presentation set forth on page F-4.
Note 8 — Furniture, Equipment, and Leasehold Improvements, page F-18
8.	Revise the total amount of furniture, equipment and leasehold improvements as of September 30, 2005 to be consistent with the information presented in the consolidated statement of financial condition.
     The Company has revised the disclosure on page F-19 in response to the Staff’s comment.
     In addition to the responses set forth above, the Company notes that, in response to Comment 10 included in the comment letter from the Staff, dated November 16, 2005, relating to the Registration Statement, the Company previously expanded its disclosure on page 25 of Amendment No. 1 to add a table and related disclosure contrasting the cash contribution from public investors in this offering and the effective cash contribution of existing stockholders. However, based on an assumed initial public offering price of $14 per share, the midpoint of the range set forth on the cover page of the preliminary prospectus included in Amendment No. 2, the average price per share paid by existing stockholders would exceed that to be paid by public investors in this offering. Therefore, no dilutive effect would result from such contrast and, as previously discussed with the Staff, the Company has deleted the earlier expanded disclosure on page 26.

Mr. Mark Webb
* * *
     The Company is grateful for the Staff’s assistance in this matter. Please do not hesitate to call me on (650) 461-5620 with any questions that you may have with respect to the foregoing.

Very truly yours,
/s/ Scott D. Miller

Scott D. Miller

cc:	Donald Walker
Gregory Dundas
Christina Harley
Sara Crovitz
(Securities and Exchange Commission)

David A. Baylor
Mark P. Fisher
Robert K. West
Jack Helfand
(Thomas Weisel Partners Group, Inc.)

Jeffrey D. Saper
Robert G. Day
(Wilson Sonsini Goodrich & Rosati, P.C.)